Exhibit 99.1

Press Release

iKang Announces Acquisition of Two Medical Centers in Yantai

Increases Reach of Nationwide Network

BEIJING, June 24, 2015 — iKang Healthcare Group, Inc. (“iKang” or the “Company”) (Nasdaq: KANG), China’s largest private preventive healthcare services provider, has acquired 100% equity interest in Yantai Hongkang Tijian Co. Ltd. and Yantai Hongkang Jiankang Tijian Co. Ltd. Each of the above company wholly owns a medical center specializing in medical examination services in the city of Yantai. iKang thereby indirectly acquired two medical centers in Yantai.

This acquisition will mark iKang’s first foray into Shandong Province, which has a population close to 100 million and built itself as one of the largest economies in China. Hongkang, founded in 2009 with a well-established customer base and excellent medical team, is the No.1 private medical examination service provider in Yantai, which is ranked as the No. 2 city in term of GDP in Shandong Province.

Mr. Lee Ligang Zhang, Chairman and Chief Executive Officer of iKang, commented on the acquisition. “We are very pleased to welcome Hongkang into the iKang family. Not only will these acquisitions help to strengthen our presence in lucrative tier 3 cities such as Yantai, it will also enable us to expand our reach into nearby cities in Shandong Province and build a much greater presence in the whole province. Our dual expansion strategy, aligning acquisitions with a self-building model, ensures that our penetration into important new markets such as Shandong will bring effective rewards as this acquisition establishes us as the largest medical examination provider in Yantai. Our already sizeable presence in East China is steadily growing, and further cements our position as the largest player in the preventive healthcare services market in China.”

About iKang Healthcare Group, Inc.

iKang Healthcare Group, Inc. is the largest provider in China’s fast growing private preventive healthcare services market, accounting for approximately 13.6% of market share in terms of revenue in calendar year 2014.

Through iKang’s integrated service platform and established nationwide network of medical centers and third-party service provider facilities, the Company provides comprehensive and high quality preventive healthcare solutions, including a wide range of medical examinations services and value-added services including disease screening and other services. iKang’s customers are primarily corporate customers who contract the Company to provide medical examination services to their employees and clients, and pay for these services at pre-negotiated prices. iKang also directly markets its services to individual customers. In the fiscal year ended March 31, 2015, the Company served a total of 3.6 million customer visits under both corporate and individual programs.

As of June 24, 2015, iKang’s nationwide network consisted of 72 self-owned medical centers covering 19 of the most affluent cities in China, namely Beijing, Shanghai, Guangzhou, Shenzhen, Chongqing, Tianjin, Nanjing, Suzhou, Hangzhou, Chengdu, Fuzhou, Changchun, Jiangyin, Changzhou, Wuhan, Changsha, Yantai and Shenyang, as well as Hong Kong. The Company has also supplemented its self-owned medical center network by contracting with approximately 400 third-party service provider facilities in over 150 cities, which include selected independent medical examination centers and hospitals across all of China’s provinces, creating a nationwide network that allows iKang to serve its customers in markets where it does not have self-owned medical centers.

Forward-looking Statements

This press release contains forward-looking statements. These statements, including management quotes and business outlook, are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “estimate,” “project,” “predict,” “believe,” “expect,” “anticipate,” “intend,” “potential,” “plan,” “goal” and similar statements. iKang may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the forward-looking statements. These forward-looking statements include, but are not limited to, statements about: the Company’s goals and strategies; its future business development, financial condition and results of operations; its ability to retain and grow its customer base and network of medical centers; the growth of, and trends in, the markets for its services in China; the demand for and market acceptance of its brand and services; competition in its industry in China; relevant government policies and regulations relating to the corporate structure, business and industry; fluctuations in general economic and business conditions in China. Further information regarding these and other risks is included in iKang’s filing with the Securities and Exchange Commission. iKang undertakes no duty to update any forward-looking statement as a result of new information, future events or otherwise, except as required under applicable law.

IR Contact:

iKang Healthcare Group, Inc.
Christy Xie
Director of Investor Relations
Tel: +86 10 5320 6688
Email: IR@iKang.com
Website: www.ikanggroup.com

FleishmanHillard
Ruby Yim
Email: ikang.ir@fleishman.com